UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:	June 30, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:	___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Starco Brands, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

250 26th Street, Suite 200
Address of Principal Executive Office (Street and Number)

Santa Monica, CA 90402
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As of August 14, 2023, Starco Brands, Inc. (the “Registrant”) is unable to complete the filing of its Quarterly Report on Form 10-Q (“Form 10-Q”) for the three months ended June 30, 2023. The Registrant has determined that it is unable to file the Quarterly Report within the prescribed time period because it experienced unexpected delays in the collection and compilation of certain information related to its first quarter acquisition activity which is required to be included in the Form 10-Q. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Quarterly Report on Form 10-Q no later than the fifth calendar day following the prescribed due date, or August 21, 2023.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Ross Sklar	(323)	266-7111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Registrant filed a Form 8-K on February 15, 2023 (the “Soylent Report) with the Commission announcing an acquisition. The Registrant has not yet filed its corresponding Form 8-K/A to provide the disclosures required by Item 9.01 of Form 8-K that were omitted from the Soylent Report, including the required financial statements of the acquired subsidiary and the required pro forma financial information.

(3)	Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant Explanation

The Registrant anticipates significant changes in results of operations for the six-months ended June 30, 2023, as compared to the corresponding six months ended June 30, 2022, primarily due to organic revenue growth and the acquisitions referenced in the Soylent Report and the Skylar Acquisition (defined below).

During 2022, the Registrant embarked on a strategy to grow its consumer product line offerings through acquiring existing behavior changing products and brands. On September 12, 2022, the Registrant, through its wholly-owned subsidiary Starco Merger Sub Inc. (“Merger Sub”), completed its acquisition (the “AOS Acquisition”) of The AOS Group Inc., a Delaware corporation (“AOS”). The AOS Acquisition consisted of Merger Sub merging with and into AOS, with AOS being the surviving corporation. AOS is a wholly-owned subsidiary of the Registrant. AOS is the maker of Art of Sport premium body and skincare products engineered to power and protect athletes and brings over the counter respiratory, sun care, women and children, pain management, performance supplements, food, beverage and apparel product lines.

On December 29, 2022, the Registrant, through its wholly-owned subsidiary Starco Merger Sub II, Inc. (“Merger Sub II”), completed its acquisition (the “Skylar Acquisition”) of Skylar Body, Inc., a Delaware corporation (“Skylar Inc.”) through the merger of Merger Sub II with and into Skylar Inc. Immediately following the Skylar Acquisition, Skylar Inc. merged with and into Skylar Body, LLC (“Skylar”) a wholly-owned subsidiary of the Registrant, with Skylar as the surviving entity. Skylar is a wholly-owned subsidiary of the Registrant. Skylar is the maker of fragrances that are hypoallergenic and safe for sensitive skin.

On February 15, 2023, the Company, through its wholly-owned subsidiary Starco Merger Sub I, Inc. (“Starco Merger Sub I”), completed its acquisition (the “Soylent Acquisition”) of Soylent Nutrition, Inc., a Delaware corporation (“Soylent”). The Soylent Acquisition consisted of Starco Merger Sub I merging with and into Soylent, with Soylent being the surviving corporation. Soylent is a wholly-owned subsidiary of STCB. Soylent is the maker of a wide range of plant-based “complete nutrition” and “functional food” products with a lineup of plant-based convenience shakes, powders and bars that contain proteins, healthy fats, functional amino acids and essential nutrients.

For the six months ended June 30, 2023, the Company recorded revenues of $28.6 million compared to $2.2 million for the six months ended June 30, 2022, an increase of $26.4 million. The increase in the current period was largely due to organic growth in royalties from sales of Whipshots™ and the inclusion of sales from the acquired businesses AOS, Skylar and Soylent from the date of their acquisitions. Royalty revenue represented 20% and 100%, or $5.7 million and $2.2 million, respectively.

We do not anticipate earnings per share to change significantly as compared to the same prior six month period ended June 30, 2022.

Starco Brands, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2023	By:	/s/ Ross Sklar
Ross Sklar
Chief Executive Officer